



17019776


RECEIVED
AUG 25 2017
OFFICE OF THE SECRETARY

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

CONFIDENTIAL TREATMENT REQUEST

VIA FEDEX

August 22, 2017

Brent J. Fields
Secretary
Office of the Secretary
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Application Requesting Confidential Treatment for Certain Documents Produced to the United States Securities and Exchange Commission by the New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., and NYSE National, Inc. in Connection with the respective Amendments to Form 1

Dear Mr. Fields:

The purpose of this letter is to request confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 for certain documents submitted pursuant to Rule 6a-2, addressed to the Division of Market Regulation, Office of Market Supervision, United States Securities and Exchange Commission ("SEC" or the "Commission"), and signed by Martha Redding, Associate General Counsel, New York Stock Exchange.

Description	Bates Nos.	Date Produced
Addendum to Exhibit D of NYSE's 2017 annual Amendment to Form 1 containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE, dated August 22, 2017 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha	NYSE-ONE-000005– NYSE-ONE-000044	August 22, 2017

Description	Bates Nos.	Date Produced
Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.		
Addendum to Exhibit D of NYSE American's (fka NYSE MKT LLC) 2017 annual Amendment to Form 1, containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE American, dated August 22, 2017 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	AMERICAN-ONE-000004– AMERICAN-ONE-000043	August 22, 2017
Addendum to Exhibit D of NYSE Arca's 2017 annual Amendment to Form 1, containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE Arca, dated August 22, 2017 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	NYSEARCA-ONE-000004– NYSEARCA-ONE-000043	August 22, 2017

Description	Bates Nos.	Date Produced
Addendum to Exhibit D of NYSE National, Inc.'s 2017 annual Amendment to Form 1, containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE National, Inc., dated August 22, 2017 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	NYSENAT-ONE-000005–NYSENAT-ONE-000044	August 22, 2017

The above-referenced Bates stamped documents ("Confidential Material") are deemed by Intercontinental Exchange, Inc. ("ICE"), on behalf of the New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc. (collectively, the "Exchanges"), to be highly confidential and confidentiality therefore is being requested under the Freedom of Information Act ("FOIA"), 5 U.S.C. 552, the Commission's rules and regulations thereunder (e.g., 17 C.F.R. 200.83(c)) and other applicable statutes or regulations. We request that the Confidential Material be kept confidential for a minimum of 3 years from the date of submission (until June 22, 2020) to ensure that the financial information contained therein is considered sufficiently stale and therefore could not create competitive harm, disadvantage the Exchanges, or be misconstrued to the detriment of the Exchanges and/or public. Because these Confidential Materials constitute financial information which are privileged or confidential, they are subject to the exemption from mandatory disclosure found in Section 552(b)(4) of FOIA ("FOIA Exemption 4").

FOIA Exemption 4 protects information "which is (a) commercial or financial, and (b) obtained from a person, and (c) confidential or privileged." *Landfair v. Dep't of the Air Force*, 645 F. Supp. 325, 327 (D.D.C. 1986). Because there is little question that the information in question is financial or that it was received from a person, the central inquiry of Exemption 4 is the confidentiality requirement. The courts have fashioned two alternative tests to determine whether commercial or financial information is confidential. Commercial or financial information is considered confidential "if disclosure of the information is likely to have either of the following effects: (1) to impair the Government's ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained." *Nat'l Parks Conservation Ass'n v. Morton*, 498 F.2d 765, 770 (D.C. Cir. 1974) ("National Parks I") (footnote omitted).

Under the second test, "it is not necessary to show actual competitive harm." *Gulf & W. Indus., Inc. v. United States*, 615 F.2d 527, 530 (D.C. Cir. 1979). Rather, "[a]ctual competition and the likelihood of substantial competitive injury is all that need be shown." *Id.* (emphasis added). Further, there is no need to marshal detailed economic analysis, such as might be required in an antitrust setting, to demonstrate the prospect of competitive harm. *Id.* at 530; *see also Nat'l Parks & Conservation Ass'n v. Kleppe* ("*National Parks II*"), 547 F.2d 673, 681 & n.24 (D.C. Cir. 1976). Indeed, competitive injury may be premised upon a reasonable inference, derived from the nature of the material requested and the competitive circumstances involved, that competitors could make affirmative use of the requested material to the detriment of the submitter. *See National Parks II*, 547 F.2d at 683-84. Such competitive harm may result from the use of such information either by direct competitors or by persons with whom one is negotiating. *See Am. Airlines, Inc. v. Nat'l Mediation Bd*, 588 F.2d 863, 868 n.13 (2d Cir. 1978).

For example, in *National Parks II*, the Court of Appeals held that it was "virtually axiomatic" that disclosure of detailed financial records would cause substantial competitive injury. *National Parks II*, 547 F.2d at 683-84. The court recognized that the release of financial statements could result in a number of competitive harms. Competitors could use the information to determine costs, revenue, and operating margins. In turn, the competitors could use this information to undercut those prices. *See id.* Other courts have reached similar conclusions, shielding financial statements from release because of the inherent competitive harm that would be caused by their disclosure. *See, e.g.*, *People for the Ethical Treatment of Animals v. U.S. Dep't of Agriculture*, No. 03-C-195-SBC, 2005 WL 1241141, at *8 (D.D.C. May 24, 2005); *Judicial Watch, Inc. v. Export-Import Bank*, 108 F. Supp.2d 19, 29 (D.D.C. 2000).

The release of financial statements also can serve as a blueprint to competitors who want to mimic a successful business. Specifically, courts have recognized that selective pricing, market concentration, expansion plans and possible take-over bids would be facilitated by knowledge of the financial information contained in the detailed financial statements. *National Parks II*, 547 F.2d at 684.

National Parks II also made it clear that the exemption was intended to prevent the fundamental unfairness that can result from one side to a transaction having confidential information about the other in a business context. *Cf. id.* at 678 n.18. *See also Am. Airlines, Inc.*, 588 F.2d at 868 n.13. Access to a company's detailed financial information would allow competitors, customers, and employees alike to bargain for better prices, wages or interest rates, while the submitting company's unregulated competitors would not be similarly exposed. *National Parks II*, 547 F.2d at 684; *see also People for the Ethical Treatment of Animals,* 2005 WL 1241141, at *8 (withholding financial information over concerns that "breeders would gain a strong competitive edge in the negotiating process").

As in the cases discussed above, the Confidential Information, which is comprised of financial statements and balance sheets, could be used by competitors of ICE and the Exchanges to gain a competitive advantage in multiple ways.

First, competitors of ICE's other business lines could use this information to determine prices and operating margins, and in turn use the information to undercut those prices or exploit operating margins. *See, e.g., National Parks II*, 547 F.2d at 684; *People for the Ethical Treatment of Animals*, 2005 WL 1241141, at *8. ICE owns and operates numerous entities engaged in varied business activities including the operation of futures trading, clearing, pricing and trading analytics, and market data services to support the trading, investment, and risk management needs of customers across virtually all asset classes. The Confidential Information for these ICE entities could be used by competitors such as CME Group, Inc. ("CME Group"), Nasdaq, Inc., and Bloomberg to directly engage in price undercutting and as a result cause competitive harm to those subsidiaries.

For example, CME Group is a direct competitor to ICE and ICE's subsidiaries in the futures trading, clearing, and market data industry. CME Group could use the Confidential Information to derive the business performance of those subsidiaries and then use the information to set pricing on its competing products, including agricultural and energy commodities and currency and equity index contracts. For instance, the Confidential Information discloses specific entities operating revenues, operating income, and operating margin. Whereas the ICE publicly filed financial statements do not separate out such results for each subsidiary. As a result, the Confidential Information would provide CME Group, a direct competitor, insight into the specific business performance of competing subsidiaries that offer competing products, including operating margins. ICE does not have access to similar information regarding CME Group, putting ICE at a competitive disadvantage.

Second, competitors could use the Confidential Information to gain an unfair advantage by having insight into the best and worst performing subsidiaries and business lines. *National Parks II*, 547 F.2d at 683-84. It could then mimic and encroach upon ICE's expansion into certain businesses lines. For example, competitors could derive from the Confidential Information where ICE makes a substantial portion of its profits and therefore could use that information to move into those businesses. Disclosure of the Confidential Information also provides insights and information about experimental business lines that could reveal ICE's confidential business or expansion strategies to competitors who plan to enter the field after seeing cost and revenue information. Further, competitors could use the information to target employees of certain subsidiaries to hire them away from ICE.

Third, customers could use the operating margin or profits of certain business lines contained in the Confidential Information to put pricing pressure on ICE to lower its prices or decide to move their business somewhere else, which would put ICE at a competitive disadvantage. Specifically, the Confidential Information would provide competitors with information on the ICE subsidiaries engaged in business areas such as Pricing Analytics, Market Data, Futures and Clearing, and Credit Execution without ICE having access to comparable information for those competitors in those business arenas. Similarly, the unequal information would allow any party to improve its negotiation position against ICE and its subsidiaries, enabling them to bargain for better prices, wages, or interest rates. Meanwhile, ICE's unregulated competitors would not be similarly exposed.

Fourth, the fact that the SEC requires the Confidential Information to be unconsolidated standalone financials for every subsidiary means that ICE shareholders will have access to immaterial financial information and could come to an incorrect conclusion about the information. For example, although the stand-alone financials for a given subsidiary are accurate, a shareholder could be confused by items such as intercompany loans between two subsidiaries. Without seeing the consolidated effect, the investor could incorrectly interpret a loan as a loss or asset.

Similarly, media sources could publish speculative or negative stories based on incorrect interpretation of the unconsolidated stand-alone financials, which could then have a negative impact on ICE's stock price. Such an effect would not only put ICE at a competitive disadvantage by impeding ICE's ability to use its stock for acquisitions but it could also harm ICE's shareholders.

Fifth, activist investors could misuse the information from the Confidential Information, putting ICE at a competitive disadvantage to other public companies that do not have to disclose financial information similar to that found in the Confidential Information because it isn't material to the business of the public company.

For all the foregoing reasons, the Exchanges requests that the Commission determine to protect the confidentiality of the Confidential Material and the information contained therein.

We consent to the release of the Confidential Material for official purposes to any member of the Commission, its staff, other government agencies, offices or bodies, or Congress.

Should the Commission receive any request for these documents from any third party not a member of the Commission, its staff, other government agencies, offices or bodies, or Congress, either pursuant to FOIA or otherwise, we request that we are given an opportunity to object to such disclosure. Furthermore, should the Commission be inclined to disclose these documents to any third party that is not a member of the Commission, its staff, other government agencies, offices or bodies, or Congress, we request that, in accordance with normal Commission practice, the Commission will provide ten business days' advance notice of any such decision. See, e.g., Chrysler Corp. v. Brown, 441 U.S. 281 (1979).

In that event, we request that the Commission immediately telephone and provide a written copy of such notice to Martha Redding, Associate General Counsel, New York Stock Exchange, 11 Wall Street, 19th Floor, New York, New York 10005, (212) 656-2938, martha.redding@theice.com, so that further substantiation of this confidentiality request may be submitted.

Sincerely,



Cc via email, without enclosure:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

David Michehl
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

The following information was submitted with a request that the Securities and Exchange Commission grant confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934 ("Exchange Act") for certain information contained in Exhibit D of amendments to Form 1, which were filed pursuant to Rule 6a-2 under the Exchange Act. The Securities and Exchange Commission denied the request for confidential treatment. See Securities Exchange Act Release No. 83760 (August 1, 2018) (Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc. and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act). See also Securities Exchange Act Release No. 84497 (October 29, 2018) (Order Lifting the Automatic Stay of the Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act).


ice TRADE THE WORLD


RECEIVED
AUG 25 2017
OFFICE OF THE SECRETARY

NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,078
Accounts receivable, net of allowance		44,693
Due from Affiliates		256,039
Prepaid expenses and other current assets		1,289
Current assets		303,099
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		70,755
Accumulated depreciation		(30,585)
Property and equipment, net		40,170
NON-CURRENT ASSETS:		
Goodwill		563,001
Other intangibles, net		997,992
Other non-current assets		1,560,993
Assets		1,904,262
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		14,180
Accrued salaries and benefits		3,659
Income Tax Payable		2,928
Deferred revenue		712
SEC Fees Payable		61,055
Current liabilities		82,534
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		407,324
Other non-current liabilities		17,065
Deferred Revenue - Long Term		1,503
Non-current liabilities		425,892
Liabilities		508,426
SHAREHOLDERS EQUITY:		
Additional paid-in capital		6,070
Retained earnings		1,389,766
Equity		1,395,836
Total liabilities and equity	$	1,904,262

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	754,561
Data services fees, net		217,072
Listing Fees		363,705
Other revenues		28,538
Affiliate revenue		67,989
Transaction based expenses		(619,858)
Total revenue		**812,007**
Compensation and benefits		119,191
Professional services		37,449
Acquisition-related transaction and integration costs		1,905
Technology and communication		27,585
Rent and occupancy		10,686
Selling, general and administrative		47,386
Depreciation and amortization		51,690
Affiliate expense		87,768
Operating expenses		**383,660**
Operating income		**428,347**
Interest income		121
Affiliate interest income		3,251
Interest expense		(28)
Other expense, net		2,052
Other expense, net		**5,396**
Pre-tax net income		**433,743**
Income tax expense		209,935
Net income		**223,808**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	49,182
Short-term Investments		22,931
Accounts receivable, net of allowance		188,098
Due from Affiliates		401,879
Prepaid expenses and other current assets		5,010
Other Current Assets		138
Current assets		667,238
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		357,146
Accumulated depreciation		(53,275)
Property and equipment, net		303,871
NON-CURRENT ASSETS:		
Goodwill		1,564,001
Other intangibles, net		1,865,088
Other non-current assets		57,103
Other non-current assets		3,486,192
Assets		4,457,301
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		65,104
Accrued salaries and benefits		47,283
Income Tax Payable		7,719
Deferred revenue		27,383
SEC Fees Payable		63,317
Current liabilities		210,806
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		485,487
Other non-current liabilities		67,646
Accrued employee Benefits - Long Term		420,878
Deferred Revenue - Long Term		111,116
Non-current liabilities		1,085,127
Liabilities		1,295,933
SHAREHOLDERS EQUITY:		
Contributed capital		(432,766)
Additional paid-in capital		44,085
Retained earnings		3,658,867
Accumulated other comprehensive income		(108,818)
Equity		3,161,368
Total liabilities and equity	$	4,457,301

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	754,561
Data services fees, net		217,072
Listing Fees		363,705
Other revenues		28,538
Affiliate revenue		67,989
Transaction based expenses		(619,858)
Total revenue		**812,007**
Compensation and benefits		119,191
Professional services		37,449
Acquisition-related transaction and integration costs		1,905
Technology and communication		27,585
Rent and occupancy		10,686
Selling, general and administrative		47,386
Depreciation and amortization		51,690
Affiliate expense		87,768
Operating expenses		**383,660**
Operating income		**428,347**
Interest income		121
Affiliate interest income		3,251
Interest expense		(28)
Other expense, net		2,052
Other expense, net		**5,396**
Pre-tax net income		**433,743**
Income tax expense		209,935
Net income		**223,808**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

NYSE MKT LLC
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	451
Accounts receivable, net of allowance		32,095
Due from Affiliates		
Prepaid expenses and other current assets		
Current assets		32,546
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		384
Accumulated depreciation		(384)
Property and equipment, net		0
NON-CURRENT ASSETS:		
Goodwill		932,588
Other intangibles, net		668,978
Other noncurrent assets		52,719
Other non-current assets		1,654,285
Assets		1,686,831
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		40,710
Accrued salaries and benefits		1,557
Due to affiliate		67,939
Income Tax Payable		711
Deferred revenue		6,827
SEC Fees Payable		192
Current liabilities		117,936
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		276,551
Other non-current liabilities		2,077
Deferred Revenue - Long Term		5,391
Non-current liabilities		284,019
Liabilities		401,955
Noncontrolling interest		27,418
SHAREHOLDERS EQUITY:		
Contributed capital		59,971
Additional paid-in capital		1,889
Retained earnings		1,194,595
Accumulated other comprehensive income		1,003
Equity		1,257,458
Total liabilities and equity	$	1,686,831

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE MKT LLC
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	9,138
Data services fees, net		10,654
Listing Fees		18,670
Other revenues		10,534
Affiliate revenue		693
Transaction based expenses		(6,843)
Total revenue		**42,846**
Compensation and benefits		9,113
Technology and communication		312
Selling, general and administrative		(3,055)
Depreciation and amortization		8,724
Affiliate expense		10,542
Operating expenses		**25,636**
Operating income		**17,210**
Affiliate interest expense		140
Interest expense		23
Other Income, Net		6,603
Other expense, net		**6,440**
Pre-tax net income		**23,650**
Income tax expense		27,170
Net loss		**(3,520)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	852
Accounts receivable, net of allowance		17,485
Due from Affiliates		139,873
Prepaid expenses and other current assets		1,908
Current assets		160,118
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		22,989
Accumulated depreciation		(12,940)
Property and equipment, net		10,049
NON-CURRENT ASSETS:		
Goodwill		332,000
Other intangibles, net		345,000
Other non-current assets		677,000
Assets		847,167
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		2,931
Accrued salaries and benefits		1,202
Income Tax Payable		371
Current liabilities		4,504
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		136,189
Other non-current liabilities		5,447
Non-current liabilities		141,636
Liabilities		146,140
SHAREHOLDERS EQUITY:		
Additional paid-in capital		717
Retained earnings		700,298
Accumulated other comprehensive income		12
Equity		701,027
Total liabilities and equity	$	847,167

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	124,412
Affiliate revenue		3,735
Total revenue		**128,147**
Compensation and benefits		6,298
Technology and communication		20,556
Rent and occupancy		499
Selling, general and administrative		(14,376)
Depreciation and amortization		4,829
Affiliate expense		15,716
Operating expenses		**33,522**
Operating income		**94,625**
Affiliate interest income		1,726
Other expense, net		**1,726**
Pre-tax net income		**96,351**
Income tax expense		37,674
Net income		**58,677**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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PDR Services LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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SDX Trading LLC
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from Affiliates		$ -
	Current assets	-
	Assets	-
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		141
	Current liabilities	141
	Liabilities	141
SHAREHOLDERS EQUITY:		
Retained earnings		(141)
	Equity	(141)
	Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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SDX Trading LLC
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Other revenues	$ -
Total revenue	-
Selling, general and administrative	-
Operating expenses	-
Operating income	-
Other expense, net	-
Pre-tax net income	-
Income tax expense	-
Net income	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	5,508
Accounts receivable, net of allowance		2,516
Due from Affiliates		196,819
Prepaid expenses and other current assets		7,872
Current assets		212,715
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		289,388
Accumulated depreciation		(139,950)
Property and equipment, net		149,438
Assets		362,153
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		14,651
Accrued salaries and benefits		5,941
Income Tax Payable		2,874
Current liabilities		23,466
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		14,284
Other non-current liabilities		4,043
Non-current liabilities		18,327
Liabilities		41,793
SHAREHOLDERS EQUITY:		
Additional paid-in capital		5,599
Retained earnings		314,761
Equity		320,360
Total liabilities and equity	$	362,153

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	14,709
Affiliate revenue		108,713
Total revenue		**123,422**
Compensation and benefits		32,761
Professional services		1,625
Acquisition-related transaction and integration costs		384
Technology and communication		26,681
Rent and occupancy		459
Selling, general and administrative		(208)
Depreciation and amortization		37,863
Operating expenses		**99,565**
Operating income		**23,857**
Pre-tax net income		**23,857**
Income tax expense		9,301
Net income		**14,556**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from Affiliates	$	2,764
Current assets		2,764
NON-CURRENT ASSETS:		
Goodwill		(19)
Other noncurrent assts		300
Other non-current assets		281
Assets		3,045
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Liabilities		-
SHAREHOLDERS EQUITY:		
Retained earnings		3,045
Equity		3,045
Total liabilities and equity	$	3,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Other revenues	$ -
Total revenue	**0**
Selling, general and administrative	0
Operating expenses	**0**
Operating income	**0**
Other expense, net	**0**
Pre-tax net income	**0**
Income tax expense	0
Net income	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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AMEX Options LLC
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 1,381
Accounts receivable, net of allowance	(1,515)
Due from affiliates	175,721
Income tax receivable	1,260
Current assets	176,847
NON-CURRENT ASSETS:	
Goodwill	89,412
Deferred tax asset- noncurrent	6
Other non-current assets	89,418
Assets	266,265
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	730
SEC Fees Payable	2,623
Current liabilities	3,353
NON-CURRENT LIABILITIES:	
Other non-current liabilities	559
Non-current liabilities	559
Liabilities	3,912
Noncontrolling Interest	(27,418)
SHAREHOLDERS EQUITY:	
Contributed capital	(59,971)
Additional paid-in capital	529
Retained earnings	349,213
Equity	289,771
Total liabilities and equity	$ 266,265

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$ 67,078
Data services fees, net	5,667
Other revenues	28,478
Transaction based expenses	(6,584)
Total revenue	**94,639**
Compensation and benefits	63
Professional services	163
Technology and communication	2,542
Selling, general and administrative	(657)
Affiliate expense	19,445
Operating expenses	**21,556**
Operating income	**73,083**
Affiliate interest expense	1,385
Other expense, net	**1,385**
Pre-tax net income	**71,698**
Income tax benefit	279
Net income	**71,977**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice
TRADE THE WORLD

IDMS US LLC
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	4,307
Prepaid expenses and other current assets	146
Due from affiliates, net	291
Current assets	4,744
Property and equipment:	
Property and equipment cost	3,068
Accumulated depreciation	(1,344)
Property and equipment, net	1,724
Non-current assets:	
Other noncurrent assets	573
Other non-current assets	573
Total assets	$ 7,041
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	912
Accrued salaries and benefits	767
Deferred revenue	236
Current liabilities	1,915
Non-current liabilities:	
Other noncurrent liabilities	15
Deferred revenue- long-term	1,273
Non-current liabilities	1,288
Total liabilities	3,203
Equity:	
Retained deficit	3,838
Total equity	3,838
Total liabilities and equity	$ 7,041

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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IDMS US LLC
Statement of Income
As of December 31, 2016
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	19,433
Affiliate revenue		341
Total revenues		19,774
Expenses:		
Compensation and benefits		8,238
Professional services		1,241
Acquisition-related transaction and integration costs		98
Technology and communication		3,233
Rent and occupancy		123
Selling, general and administrative		224
Depreciation and amortization		1,180
Affiliate expense		2,032
Operating expenses		16,369
Operating income		3,405
Interest income		
Other income, net		(5)
Other income, net		(5)
Pre-tax net income		3,400
Income tax expense		1
Net income	$	3,399

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Marcon Holding LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

MERSCORP Holdings, Inc.
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Mortgage Electronic Registration System, Inc.
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	15,542
Restricted cash		1,310
Accounts receivable, net of allowance		11,482
Other receivables		903
Short-term investments		3,947
Prepaid expenses and other current assets		1,713
Deferred tax assets - current		449
Current assets		35,346
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment, net		6,849
Property and equipment, net		6,849
OTHER NON-CURRENT ASSETS:		
Goodwill		41,397
Other intangibles, net		35,220
Deferred tax assets- noncurrent		112
Investment in affiliates		
Long-term restricted cash and investments		122,090
Other non-current assets		3,500
Other non-current assets		202,319
Assets		244,514
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		18,793
Deferred revenue		1,114
Deferred tax liability - current		2,175
Current liabilities		22,082
NON-CURRENT LIABILITIES:		
Deferred tax liability - current		14,244
Other non-current liabilities		80,762
Non-current liabilities		95,006
Liabilities		117,088
SHAREHOLDERS EQUITY:		
Contributed capital		110,843
Retained earnings		17,228
Accumulated other comprehensive income		(645)
Equity		127,426
Total liabilities and equity	$	244,514

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Data services fees, net	$ 87,491
Total revenue	**87,491**
Compensation and benefits	20,117
Professional services	8,030
Technology and communication	12,557
Rent and occupancy	1,276
Selling, general and administrative	3,029
Depreciation and amortization	3,558
Operating expenses	**48,567**
Operating income	**38,924**
Interest expense	14
Other income, net	1,304
Other income, net	**1,290**
Pre-tax net income	**40,214**
Income tax expense	15,372
Net income	**24,842**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

NYSE ARCA Equities, Inc.
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance	$	3,195
Due from Affiliates		76,870
Current assets		80,065
Assets		80,065
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Income Tax Payable		248
Current liabilities		248
SHAREHOLDERS EQUITY:		
Retained earnings		79,817
Equity		80,065
Total liabilities and equity	$	80,065

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

NYSE ARCA Equities, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Other revenues	$ 12,843
Total revenue	**12,843**
Selling, general and administrative	1
Affiliate expense	60
Operating expenses	**61**
Operating income	**12,782**
Pre-tax net income	**12,782**
Income tax expense	5,348
Net income	**7,434**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

NYSE ARCA, Inc.
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	187
Accounts receivable, net of allowance		6,237
Due from Affiliates		161,218
Prepaid expenses and other current assets		1,296
Current assets		168,938
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,682
Accumulated depreciation		(1,270)
Property and equipment, net		412
NON-CURRENT ASSETS:		
Other noncurrent assets		52,770
Other non-current assets		52,770
Assets		222,120
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		924
Accrued salaries and benefits		1,545
Income Tax Payable		1,007
SEC Fees Payable		2,885
Current liabilities		6,361
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		5,234
Other non-current liabilities		381
Non-current liabilities		5,615
Liabilities		11,976
SHAREHOLDERS EQUITY:		
Additional paid-in capital		2,155
Retained earnings		206,984
Accumulated other comprehensive income		1,005
Equity		210,144
Total liabilities and equity	$	222,120

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

NYSE ARCA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	165,065
Data services fees, net		10,149
Listing Fees		
Other revenues		8,470
Affiliate revenue		1
Transaction based expenses		(124,479)
Total revenue		**59,206**
Compensation and benefits		7,962
Professional services		156
Acquisition-related transaction and integration costs		28
Technology and communication		1,197
Rent and occupancy		3,260
Selling, general and administrative		641
Depreciation and amortization		396
Affiliate expense		7,809
Operating expenses		**21,449**
Operating income		**37,757**
Affiliate interest income		715
Other expense, net		6,674
Other expense, net		**7,389**
Pre-tax net income		**45,146**
Income tax expense		22,071
Net income		**23,075**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice

ICE Corporate Structure as of August 2017

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

- INTERCONTINENTAL EXCHANGE, INC. (NYSE: ICE)
  - Maroon Holding, LLC (~66% ICE, Inc.)
    - MERSCORP Holdings, Inc.
      - Mortgage Electronic Registration Systems, Inc.
  - Interactive Data Holdings Corporation (Refer to page 4 for full structure)
  - INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
    - Super Derivatives, Inc.
      - Super Derivatives (Israel) Ltd.
      - Super Derivatives (Singapore) Pte. Ltd.
        - Super Derivatives (India) Private Limited (99.99% Super Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
      - Super Derivatives UK Limited
      - Super Derivatives (Australia) Pty Limited
      - SDX Trading LLC
    - ICE Data Indices, LLC
    - ICE 4165, LLC
      - Enterprises Aviation, LLC
    - ICE 5660, LLC
    - When-Tech LLC
      - Pit Trader, LLC
    - ICE Brazil Technology, LLC
    - eConfirm LLC
    - ICE Trade Vault, LLC
    - DCFB LLC
    - ICE Markets Inc.
      - ICE Markets Corporation
    - ICE Data Management Group, LLC
    - ICE Data Investment Group, LLC
      - ICE Data, LP Controller: ICE Data Mgmt Grp, LLC (1% GP/ICE Data Investment Grp, LLC 99%LP)
    - ICE U.S. OTC Commodity Markets, LLC
    - Chatham Energy, LLC
    - ICE Futures U.S., Inc. (fka Board of Trade of City of New York, Inc.)
      - ICE Clear U.S., Inc. (fka New York Clearing Corporation, Inc.)
      - eCops, LLC
      - New York Futures Clearing Corporation (Dormant)
      - Commodities Exchange Center (Dormant)
      - NYSE LIFFE Holdings, LLC
        - NYSE LIFFE US LLC
    - BRIX Holding Company, LLC
    - Ballista Holdings, LLC
      - ICE Execution Services, LLC (fka Ballista Securities LLC)
      - Trebuchet Holdings, LLC
    - Yellowjacket Inc.
    - ICE Credit Hub, LLC
    - ICE Swap Trade, LLC
    - Creditex Holdco, LLC
    - ICE U.S. Holding Company GP LLC
      - ICE U.S. Holding Company LP
        - The Clearing Corporation (Dormant)
          - Clearing Corporation for Options and Securities (Dormant)
          - Guaranty Clearing Corporation (Dormant)
          - Chicago Depositary, Inc. (Dormant)
          - onExchange Board of Trade (Dormant)
          - onExchange Clearing Corporation (Dormant)
        - ICE Clear Credit LLC
    - Creditex Holdco Limited
      - Creditex Brokerage Holdco Ltd
      - Creditex Group, Inc.
        - ICE Processing, LLC (fka T-Zero Processing Services, LLC)
        - Creditex, LLC
        - CreditTrade, Inc.
          - Creditex Singapore Pte Limited
          - Creditex Securities Corporation
        - QW Holdings, LLC
          - Q-WIXX B Sub, LLC
            - Q-WIXX International Limited
    - TradeCapture OTC Holdings, Inc.
      - TradeCapture OTC Corp
        - Tap and Trade, Inc.
    - ICE US Holding Company LP LLC
    - NYSE Holdings LLC (Refer to Page 2 for full structure)
      - Intercontinental-Exchange International, Inc. <1% CreditTrade, Inc., >99% NYSE Holdings LLC
        - Trayport Holdings Limited
          - Trayport Limited
            - Trayport Pte. Ltd.
            - Trayport Contigo Limited
        - Trayport Inc.
        - ICE UK GP, LLC
        - ICE UK LP, LLC
          - ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%, NYSE Holding BV <1%)
            - ICE Europe Parent Limited
              - Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
  - Hawk Enterprises 1, Inc.
  - Hawk Enterprises 2, LLC
  - Securities Evaluations, Inc.

Foreign Indirect Affiliate



ICE Corporate Structure as of August 2017

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

- **INTERCONTINENTAL EXCHANGE, INC. (NYSE: ICE)**
  - **INTERCONTINENTAL EXCHANGE HOLDINGS, INC.**
    - **NYSE Holdings LLC**
      - Intercontinental-Exchange International, Inc. <1% CreditTrade, Inc., >99% NYSE Holdings LLC
        - Trayport Holdings Limited
          - Trayport Limited
            - Trayport Pte. Ltd.
            - Trayport Contigo Limited
        - Trayport Inc.
        - ICE UK GP, LLC
        - ICE UK LP, LLC
          - ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%, NYSE Holding BV <1%)
            - ICE Europe Parent Limited
              - Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
      - NYSE Group, Inc.
        - Wombat Technologies Development Limited
        - NYSE ARCA LLC
        - NYSE Technologies Canada Ltd.
        - NYSE Arca, Inc
          - NYSE Arca Equities, Inc.
        - NYSE American LLC (formerly NYSE MKT LLC)
          - NYSE Amex Options LLC (47.2% NYSE MKT LLC, 52.8% NYSE Market (DE), Inc.)
          - PDR Services LLC
        - New York Stock Exchange LLC
          - NYSE Market (DE), Inc.
            - FINRA/NYSE Trade Reporting Facility LLC
          - Stock Clearing Corporation
          - Securities Industry Automation Corporation
            - NYSE Technologies Connectivity, Inc.
              - Strike Technologies Services LLC
                - StrikeNET LLC
                  - Electric Railroad LLC
                  - Glacier Lake Transmission Services Ltd.
                  - Highway Networks LLC
                  - Internet Services Telco LLC
                  - Strike Network Services LLC
                  - Wireless Internetwork LLC
              - ICE Atrium Inc.
        - Archipelago Trading Services, Inc.
        - Archipelago Securities LLC
        - NYSE National, Inc.
          - NSX Securities LLC
      - Wall and Broad Insurance Company
      - NYSE (International) B.V.
        - NYSE (Holding) BV
          - NYSE Finance BV
      - NYSE IP LLC

Foreign Indirect Affiliate



ICE Corporate Structure as of August 2017

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

- ICE Europe Parent Limited
  - Aether IOS Limited
    - 5509794 Manitoba Inc.
      - ICE Futures Canada, Inc.
        - ICE Clear Canada, Inc.
    - Intercontinental Exchange Germany GmbH
    - ICE Processing International Limited (fka T-Zero International Limited)
    - IntercontinentalExchange Holdings
      - Credit Market Analysis Limited
        - Quotevision Limited
        - Financial Data Exchange Limited
        - Credit Market Analysis USA, Inc.
      - ICE Clear Netherlands B.V.
      - ICE Markets Limited
      - ICE Clear Europe Limited
        - ICE Clear EU CDS LLP (ICE Clear Europe Limited 50%, IntercontinentalExchange Holdings 50%)
      - ICE Clear UK Limited (DORMANT)
      - ICE Futures Holdings Limited
        - ICE Education Limited
        - International Petroleum Exchange Limited (DORMANT)
        - ICE Futures Holdco No. 1 Limited
        - ICE Futures Holdco No. 2 Limited
          - ICE Futures Europe (fka ICE Futures)(ICE Futures Holdco No. 1 Ltd 99%, ICE Futures Holdco No. 2 Ltd 1%)
            - ICE Futures Limited (fka ICE Futures Market Services Limited)(DORMANT)
        - ICE Data Services Limited
          - ICE Data Holdings Ltd (ICE Data Services Ltd 80%, ICE Holdings 20%)
            - ICE Data LLP (ICE Data Holdings Ltd 99%, ICE Holdings 1%)
          - Finexeo UK Limited
      - ICE Trade Vault Europe Limited
      - The International Petroleum Exchange of London Limited (DORMANT)
      - IPE Holdings Limited (DORMANT)
      - Climate Exchange Limited (DORMANT)
      - ECX Limited (DORMANT)
      - Climate Exchange plc
        - European Climate Exchange Limited (Climate Exchange plc 49%, Chicago Climate Exchange 51%)
          - European Climate Exchange (London) Limited
          - Climate Exchange (Europe) Limited
          - Insurance Futures Exchange Services Limited
        - Climate Spot Markets Limited
          - Climate Spot Exchange Limited (DORMANT)
        - Chicago Climate Exchange, Inc.
          - Chicago Climate Futures Exchange, LLC (Dormant)
      - NYSE Holdings UK Limited
        - NYSE (UK) Limited
          - LIFFE (Holdings) Limited
            - LIFFE Services Limited
            - LIFFE Administration and Management
        - Imperium Centre Limited
        - ICE Benchmark Administration Limited
    - Creditex UK Limited
      - Creditex Brokerage LLP Designated Members: Creditex UK Ltd and Creditex Brokerage Holdco
    - Intercontinental Exchange Switzerland GmbH
    - ICE Overseas Limited
    - ICE Endex Holding B.V.
      - ICE Endex Markets B.V.
      - ICE Endex Gas Spot Ltd.
    - Intercontinental Exchange Belgium BVBA
    - ICE Asia Holdings Limited
      - ICE Singapore Holdings Pte. Ltd
        - ICE Futures Singapore Pte. Ltd
          - ICE Clear Singapore Pte. Ltd
  - NYSE Brazil Holding BV

Foreign Indirect Affiliate


ice

ICE Corporate Structure as of August 2017

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

- **INTERCONTINENTAL EXCHANGE, INC. (NYSE: ICE)**
  - **Interactive Data Holdings Corporation**
    - **Igloo Intermediate Corporation**
      - **Interactive Data Corporation**
        - Interactive Data Real-Time Group, Inc.
        - Interactive Data Luxembourg Holding S.A.R.L
          - Interactive Data Luxembourg Management S.A.R.L
            - Interactive Data Cayman Ltd.
            - IDCO Worldwide Holdings Ltd.
              - IDCO Overseas Cap. Mgt. Ltd
              - IDCO Overseas Holdings Ltd.
                - Interactive Data (Ireland) Ltd.
                - Interactive Data (Europe) Ltd.
                  - Interactive Data Japan KK
                  - Interactive Data Kler's S.r.l
                  - Interactive Data Finance (UK) Ltd.
                - Interactive Data (Jersey) Ltd.
                - Interactive Data (Hong Kong) Ltd.
                - Interactive Data (Australia) Pty Ltd.
                - Interactive Data Desktop Solutions (Europe) Ltd.
                - Interactive Data Corp. France S.A.S
                - Interactive Data (Singapore) PTE Ltd.
        - Interactive Data Real-Time Services, Inc.
        - BondEdge Solutions LLC
        - Interactive Data Online Properties, Inc.
        - Interactive Data Pricing and Reference Data LLC
          - Interactive Data Canada Inc.
        - IDCO Canada Holldings Inc.

Foreign Indirect Affiliate


ice TRADE THE WORLD

Intercontinental Exchange International, Inc.
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.


ice TRADE THE WORLD

Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

Current assets:		
Due from affiliates, net	$	1,565
Current income tax receivable		7,121
Current assets		8,686
Other non-current assets:		
Deferred tax assets - noncurrent		4,265
Other non-current assets		4,265
Total assets	$	12,951

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Total liabilities		-
Equity:		
Retained earnings		12,951
Total equity		12,951
Total liabilities and equity	$	12,951

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2016
(Unaudited)
(in thousands)

Total revenues	-
Selling, general and administrative	(9)
Depreciation and amortization	142,449
Operating expenses	142,440
Operating loss	(142,440)
Pre-tax net loss	(142,440)
Income tax benefit	62,835
Net loss	(79,605)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intelligent Business Entertainment, Inc.
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	249
Accounts receivable, net of allowance		151
Prepaid expenses and other current assets		7
Current assets		**407**
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		102
Accumulated depreciation		(16)
Property and equipment, net		**86**
OTHER NON-CURRENT ASSETS:		
Goodwill		13,030
Other intangibles, net		1,522
Deferred tax assets- non-current		2,276
Other non-current assets		**16,828**
Total assets	**$**	**17,321**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	68
Due to affiliates		1,508
Deferred revenue		3
Income tax payable		2
Current liabilities		**1,581**
Total liabilities		**1,581**
EQUITY:		
Retained deficit		(2,293)
Contributed capital		18,033
Total equity		**15,740**
Total Liabilities and equity	**$**	**17,321**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intelligent Business Entertainment, Inc.
Statement of Income
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Listing Fees	$	1,918
Total revenue		**1,918**
Professional services		680
Acquisition-related transaction and integration costs		1
Technology and communication		182
Rent and occupancy		131
Selling, general and administrative		-
Depreciation and amortization		460
Operating expenses		**1,454**
Operating loss		**464**
Other expense, net		51
Other expense		**51**
Pre-tax net loss		**413**
Income tax expense		**166**


ice TRADE THE WORLD

ICE US Holding Company LP LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	1,808
Income taxes receivable		0
Current assets		1,808
Investment in subsidiary		86,890
Total assets	$	88,698
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities		(410)
Income taxes payable		736
Due to affiliate		645
Total liabilities	$	971
Equity:		
Contributed capital		40,624
Retained deficit		47,103
Total equity		87,727
Total liabilities and equity	$	88,698


ice TRADE THE WORLD™

ICE US Holding Company LP LLC
Income Statement
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Total revenues	-
Operating expenses:	
Professional Services	1
Selling, general & administration	10
Total operating expenses	**11**
Operating loss	**(11)**
Other Income	**(23)**
Provision for taxes	**18**
Net Loss	**$ (52)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.